Exhibit 99.1

For Immediate Release

FDA Approves Alcon’s AcrySof® Toric Intraocular Lens

FORT WORTH, Texas – September 20, 2005 - Alcon, Inc., (NYSE: ACL) announced today that the U.S. Food and Drug Administration (FDA) approved the AcrySof® Toric intraocular lens (IOL) for use in cataract patients with pre-existing corneal astigmatism.

The AcrySof® Toric lens is based on the AcrySof® single-piece IOL design and acrylic material platform. The lens incorporates an optical design that corrects for pre-existing astigmatism in cataract patients resulting in significantly improved distance visual outcomes.

“Approval of the AcrySof® Toric IOL is an important addition to our AcrySof® IOL product portfolio and further demonstrates our commitment to helping cataract surgeons achieve the best possible outcomes for their patients,” said Robert J. Stevens, vice president, surgical products research and development, Alcon, Inc.

The company is targeting a commercial launch of the AcrySof® Toric lens in conjunction with the annual meeting of the American Society of Cataract and Refractive Surgeons (ASCRS) in March of 2006. In the interim, the company will continue to pursue approval of a blue-light absorbing chromophore to be incorporated in the AcrySof® Toric lens and expand physician experience with the lens.

About Alcon

Alcon, Inc. is the world’s leading eye care company with sales exceeding $3.9 billion in 2004. Global sales of its intraocular lenses, primarily the AcrySof® family of lenses, totaled more than $580 million in 2004. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the company’s Web site at www.alconinc.com.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, competition from other IOLs already on the market or competitive IOLs that reach the market in the future; challenges inherent in new product manufacturing and marketing; developments in legal cases and government regulation, reimbursement and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules an regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-

looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton – Alcon Investor Relations and

Strategic Corporate Communications 800-400-8599

www.alconinc.com